Exhibit 12

                           AMERICAN HOME PRODUCTS CORPORATION
                           RATIO OF EARNINGS TO FIXED CHARGES
                      (Thousands of dollars, except ratio amounts)
                                         Year Ended December 31,
                         ------------------------------------------------------
Earnings:                  1995       1994*      1993       1992       1991
                         ---------- ---------- ---------- ---------- ----------
Earnings from continuing
operations before taxes
on income                $2,438,698 $2,029,760 $1,992,665 $1,724,070 $1,759,810

Add:
Fixed charges               704,903    155,187     91,500     63,403     50,554

Minority interest in
earnings of consolidated
subsidiary                    5,642      5,303      4,027      3,803      3,823

Minority interest in loss
of consolidated subsidiary   (4,925)   (17,873)    (9,129)    (3,149)       -

Equity loss                     -        1,691        -          -          -

Amortization of capitalized
interest                        768        497        -          -          -

Less:
Capitalized interest          7,681      9,792     14,898        -          -

Equity income                 8,129        -          -          -          -

Dividends on preferred
stock of majority-owned
subsidiary                      -          -        3,436      4,589        -
                         ---------- ---------- ---------- ---------- ----------
  Total earnings
    as defined           $3,129,276 $2,164,773 $2,060,729 $1,783,538 $1,814,187
                         ========== ========== ========== ========== ==========

Fixed Charges:

Interest and amortization
of debt expense            $665,021   $116,661    $47,871    $35,503    $31,431

Capitalized interest          7,681      9,792     14,898        -          -

Interest factor of rental
 expense (a)                 32,201     28,734     25,295     23,311     19,123

Dividends on preferred
stock of majority-owned
subsidiary                      -          -        3,436      4,589        -
                           --------   --------    -------    -------    -------
  Total fixed charges
   as defined              $704,903   $155,187    $91,500    $63,403    $50,554
                           ========   ========    =======    =======    =======
Ratio of earnings to
  fixed charges                 4.4       13.9       22.5       28.1       35.9

* - The 1994 results include one-month results of American Cyanamid Company which was acquired by American Home Products in December in a purchase transaction. Assuming the acquisition took place on January 1, 1994 the pro forma ratio of earnings to fixed charges would be 2.9 for the year ended December 31, 1994.

(a) - A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.